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Exhibit 11.1

CYANOTECH CORPORATION
COMPUTATION OF EARNINGS PER SHARE
Fiscal years ended March 31, 2003, 2002 and 2001

	2003	2002	2001
BASIC AND DILUTED LOSS PER SHARE
Net loss	$(1,775,000)	$(2,589,000)	$(1,067,000)

Weighted average Common Shares outstanding	17,840,000	17,033,000	15,997,000

Net loss per Common Share	$(0.10)	$(0.15)	$(0.07)

        For the years ended March 31, 2003, 2002 and 2001, warrants and options to purchase Common Stock shares of the Company and convertible debentures were outstanding, but were not included in the 2003, 2002 and 2001 computation of diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share.

        During the year ended March 31, 2001, convertible preferred stock was outstanding, but was not included in the 2001 computation of diluted net loss per common share because the inclusion of these securities would have had an antidilutive effect on the net loss per common share.

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CYANOTECH CORPORATION COMPUTATION OF EARNINGS PER SHARE Fiscal years ended March 31, 2003, 2002 and 2001